UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): December 9, 2016

JOHNSON CONTROLS INTERNATIONAL PLC
(Exact name of registrant as specified in its charter)

Ireland (State or Other Jurisdiction of Incorporation)	001-13836 (Commission File Number)	98-0390500 (IRS Employer Identification Number)

1 Albert Quay
Cork, Ireland
(Address of principal executive offices)

Registrant's telephone number, including area code: 353-21-423-5000

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒
Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

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Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

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Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
(17 CFR 240.14d-2(b))

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Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
(17 CFR 240.13e-4(c))

Item 1.01    Entry into a Material Definitive Agreement.

        In connection with Johnson Controls International plc's (the "Company") previously announced offers to exchange all validly tendered and accepted notes of certain series (the "existing notes") issued by Johnson Controls, Inc. ("JCI Inc.") or Tyco International Finance S.A. ("TIFSA"), as applicable, each of which is a wholly owned subsidiary of the Company, for new notes to be issued by the Company and the related solicitation of consents to amend the indentures governing the existing notes (the offers to exchange and the related consent solicitation together the "exchange offers"), on December 9, 2016, JCI Inc. and U.S. Bank National Association, a national banking association, as trustee (the "JCI Inc. Trustee"), entered into that certain (i) Supplemental Indenture No. 1 (the "2006 Supplemental Indenture") in respect of the Indenture, dated as of January 17, 2006, between JCI Inc. and the JCI Inc. Trustee (the "2006 Base Indenture"), (ii) Supplemental Indenture No. 3 (the "2009 Supplemental Indenture") in respect of the Indenture, dated as of March 16, 2009, between JCI Inc. and the JCI Inc. Trustee (the "2009 Base Indenture") and (iii) Supplemental Indenture No. 1 (the "1995 Supplemental Indenture" and together with the 2006 Supplemental Indenture and the 2009 Supplemental Indenture, the "JCI Inc. Supplemental Indentures") in respect of the Indenture, dated as of February 22, 1995, between JCI Inc. and the JCI Inc. Trustee (the "1995 Base Indenture" and together with the 2006 Base Indenture and the 2009 Base Indenture, the "JCI Inc. Base Indentures").

        Also in connection with the exchange offers, on December 9, 2016, TIFSA and Deutsche Bank Trust Company Americas, a New York banking corporation, as trustee (the "TIFSA Trustee"), entered into that certain (i) Fourth Supplemental Indenture (the "Fourth Supplemental Indenture") in respect of the Indenture, dated as of February 25, 2015, between TIFSA and the TIFSA Trustee (the "2015 Base Indenture") and (ii) Sixth Supplemental Indenture (the "Sixth Supplemental Indenture" and together with the Fourth Supplemental Indenture , the "TIFSA Supplemental Indentures") in respect of the Indenture, dated as of January 9, 2009, between TIFSA and the TIFSA Trustee (the "2009 Base Indenture" and together with the 2015 Base Indenture, the "TIFSA Base Indentures").

        The TIFSA Supplemental Indentures and the JCI Inc. Supplemental Indentures are collectively referred to as the "Supplemental Indentures." The TIFSA Base Indentures and the JCI Inc. Base Indentures are collectively referred to as the "Base Indentures"

        The Supplemental Indentures eliminate various covenants, event of default provisions and other provisions under the Base Indentures and existing notes, and, with respect to the existing notes issued by TIFSA, release the guarantees by each of the Company and Tyco Fire & Security Finance S.C.A. of the due and punctual payment of the principal of, premium, if any, and interest on, such existing notes when and as the same shall become due and payable under the applicable TIFSA Base Indenture (collectively, the "Proposed Amendments"). The summaries of the Supplemental Indentures do not purport to be complete and are qualified in their entirety by reference to the full text of the Supplemental Indentures, which are attached to this Current Report on Form 8-K as Exhibits 4.1, 4.2, 4.3, 4.4 and 4.5, respectively, and are incorporated by reference into this Item 1.01.

        Each Supplemental Indenture became effective upon execution, and as a result, holders of existing notes will not be able to revoke properly delivered consents with respect to any series of existing notes. The exchange offers commenced on November 28, 2016 and will expire at 11:59 p.m. New York City time on December 23, 2016, unless extended (the "Expiration Date"), and the Proposed Amendments are expected to become operative on or about the second business day following the Expiration Date.

Item 3.03.    Material Modification to Rights of Security Holders.

        The description of the Supplemental Indentures contained under Item 1.01 above is incorporated by reference into this Item 3.03.

Item 8.01.    Other Events.

        On December 12, 2016, the Company issued a press release announcing the early tender results of the exchange offers as of 5:00 p.m., New York City time, on December 9, 2016. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference into this Item 8.01.

Item 9.01.    Financial Statements and Exhibits.

(d)
Exhibits.

Exhibit No.	Exhibit Description
4.1	Supplemental Indenture No. 1, dated December 9, 2016, between Johnson Controls, Inc. and U.S. Bank National Association, as trustee.
4.2	Supplemental Indenture No. 1, dated December 9, 2016, between Johnson Controls, Inc. and U.S. Bank National Association, as trustee.
4.3	Supplemental Indenture No. 3, dated December 9, 2016, between Johnson Controls, Inc. and U.S. Bank National Association, as trustee.
4.4
Sixth Supplemental Indenture, dated December 9, 2016, among Tyco International Finance S.A., Johnson Controls International plc (formerly named Tyco International plc), Tyco Fire & Security Finance S.C.A. and Deutsche Bank Trust Company Americas, as trustee.
4.5
Fourth Supplemental Indenture, dated December 9, 2016, among Tyco International Finance S.A., Johnson Controls International plc (formerly named Tyco International plc), Tyco Fire & Security Finance S.C.A. and Deutsche Bank Trust Company Americas, as trustee.
99.1	Press Release, issued December 12, 2016.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JOHNSON CONTROLS INTERNATIONAL PLC
Date: December 12, 2016	By:	/s/ BRIAN J. STIEF
		Name:	Brian J. Stief
		Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Exhibit Description
4.1	Supplemental Indenture No. 1, dated December 9, 2016, between Johnson Controls, Inc. and U.S. Bank National Association, as trustee.
4.2	Supplemental Indenture No. 1, dated December 9, 2016, between Johnson Controls, Inc. and U.S. Bank National Association, as trustee.
4.3	Supplemental Indenture No. 3, dated December 9, 2016, between Johnson Controls, Inc. and U.S. Bank National Association, as trustee.
4.4
Sixth Supplemental Indenture, dated December 9, 2016, among Tyco International Finance S.A., Johnson Controls International plc (formerly named Tyco International plc), Tyco Fire & Security Finance S.C.A. and Deutsche Bank Trust Company Americas, as trustee.
4.5
Fourth Supplemental Indenture, dated December 9, 2016, among Tyco International Finance S.A., Johnson Controls International plc (formerly named Tyco International plc), Tyco Fire & Security Finance S.C.A. and Deutsche Bank Trust Company Americas, as trustee.
99.1	Press Release, issued December 12, 2016.